December 27, 2012

Larry Spirgel, Assistant Director

Christy Adams

Terry French

Celeste M. Murphy

Ajay Koduri

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:

Privileged World Travel Club, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed December 14, 2012

File No. 333-183743

Dear Mr. Spirgel, Ms. Adams, Mr. French, Ms. Murphy, and Mr. Koduri:

This letter is written on behalf of Privileged World Travel Club, Inc., (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated December 21, 2012 (the “Comment Letter”), with regard to the above-referenced Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-183743, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 5”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 5, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 5.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 5.

General

Comment No. 1. We note your response to comment 1 from our letter dated December 7, 2012 and we reissue this comment.  Please explain whether Triton Distribution Systems, Inc. would be considered your parent company under Rule 405 of the Securities Act.

Response to Comment No. 1

Management has again reviewed the definition of “Parent” in Rule 405, as well as the terms “Control” and “Affiliate” which are part of the definition of “Parent” under Rule 405.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

As noted in the Company’s response to the Staff’s letter dated December 7, 2012, as of September 2012, Triton’s ownership of Privileged’s common stock was approximately 44% of the issued and outstanding common stock.  Triton’s ownership was approximately 44% as of the date the Registration Statement was filed, and remains at that percentage level as of the date of this response letter.

As such, because the definition of Parent under Rule 405 states that a "parent" of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries, because Triton does not own a majority of the outstanding common stock of Privileged, Management does not consider Triton to be the parent company of Privileged because Triton does not control Privileged.  The shareholders of Privileged other than Triton collectively have 56%, sufficient to override an attempt by Triton to change the directors of Privileged or otherwise “to direct or cause the direction of the management and policies of” Privileged.  Additionally, there is no contractual provision or other agreement or arrangement between Privileged and Triton that would give Triton “the power to direct or cause the direction of the management and policies of” Privileged.  Triton did not form Privileged.  Triton did not cause Privileged to be formed.  Triton did not cause Privileged to file its original Form 10 with the Commission, change its name from APEX 4 to Privileged, appoint Mr. Lykiardopoulos to the APEX 4 board of directors, or take any other action.

As noted in response to the Staff’s December 7, 2012, letter, Triton’s stock ownership of Privileged common stock, the contracts between Privileged and Triton, and Mr. Lykiardopoulos’s involvement with both companies are disclosed and discussed throughout the Registration Statement.

Nevertheless, Management of Privileged does not consider Triton to be a parent company of Privileged, either at the time the Registration Statement was filed, or as of the date of this letter.  To clarify this point, the Company has included the following language in Amendment No. 5:

As discussed elsewhere in this Prospectus, Triton is a significant shareholder of Privileged, owning approximately 44% of Privileged’s outstanding common stock as of the date of this Prospectus.  Additionally, Triton and Privileged are parties to two contracts, the License Agreement and the List Purchase Agreement, both discussed above.  Moreover, Mr. Lykiardopoulos, the Chairman and CEO of Privileged, is also the Chairman and CEO of Triton.  Nevertheless, Triton and Privileged are and remain two separate entities with different and distinct business plans and models.  Management of Privileged does not consider Triton to be a parent entity of Privileged.

Management believes that this clarification will avoid any confusion by shareholders of Privileged, potential investors in Privileged, and the public in general about the relationship between Privileged and Triton, and that Management of Privileged does not believe that Triton is the parent entity of Privileged.

Comment No. 2. We note your response to comment 2 from our letter dated December 7, 2012. Please tell us whether the notes held by the Triton Creditor Selling Stockholders were enforceable under state law at the time the notes were exchanged for shares of Privileged (e.g. were the Triton Creditor Selling Stockholders barred from enforcing the notes by the statute of limitations, other state law provisions, or through other contractual provisions).

Response to Comment No. 2

The notes issued by Triton to the Triton Creditor Selling Stockholders were enforceable under California law at the time the notes were exchanged for shares of Privileged common stock.  The notes were issued between February 2008 and January 2009, were due between January 2008, and December 2009, and were governed by their terms by California law.  Pursuant to Section 3118 of the California Commercial Code:

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

(a) Except as provided in subdivision (e) [relating to certificates of deposit and not applicable to Triton’s notes], an action to enforce the obligation of a party to pay a note payable at a definite time shall be commenced within six years after the due date or dates stated in the note or, if a due date is accelerated, within six years after the accelerated due date.

As such, the management of Privileged confirms that all of the Triton Notes were valid and outstanding obligations of Triton, enforceable under California law at the time they were accepted by Privileged as consideration for the sale of the Privileged common stock issued to the Triton Creditor Selling Stockholders.

Consent

Comment No. 3. Please ask your principal accountant to update their consent to reflect the report date of July 6, 2012 as reflected in their report on page F-2.

Response to Comment No. 3

The Company’s principal accountant has updated its consent to reflect the report date of July 6, 2012, as requested by the Staff.

Conclusion

Effectiveness of this Registration Statement is critical to the Company.  As noted in the Registration Statement, the Company has an investor willing to provide $5,000,000 in funding to the Company upon the effectiveness of this Registration Statement.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible.

Finally, the undersigned acknowledges, on behalf of the Company:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Lykiardopoulos, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 5.

Very truly yours,

Privileged World Travel Club, Inc.

By:   /s/ Gregory Lykiardopoulos

Gregory Lykiardopoulos, Chairman

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com